UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 08, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release : AngloGold Ashanti Announces Departure of Mark Cutifani



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

8 January 2013

AngloGold Ashanti Announces Departure of Mark Cutifani

(Johannesburg) – The Board of AngloGold Ashanti today announced the resignation of Chief Executive Officer Mark Cutifani, who has accepted an offer to become the Chief Executive Officer of Anglo American Plc, effective April 3. Mark will remain in the role of CEO of AngloGold Ashanti until March 31.

The Board of Directors, under Chairman Tito Mboweni, has initiated a formal search for a new Chief Executive Officer of AngloGold Ashanti, in terms of which both internal and external candidates will be considered.
When Mark's resignation becomes effective and until a new CEO has been appointed, the board has asked Chief Financial Officer Srinivasan Venkatakrishnan (Venkat) and Executive Vice President Business & Technical Development Tony O'Neill to act as joint interim Chief Executives, with Venkat responsible for all Finance and Corporate functions and Tony responsible for all Operations, Projects (including ERP and procurement) and Technical functions.

Both executives are well suited for their interim roles with strong track records at AngloGold Ashanti and in the mining industry. Venkat has held positions at AngloGold and Ashanti Goldfields since 2000 and has been Chief Financial Officer of AngloGold Ashanti since 2005. Tony, who will join the board of directors in coming weeks, joined AngloGold Ashanti in 2008 and has had an extensive career in mining since 1978. Both Venkat and Tony have indicated to the Board of Directors that they are not at this time intending to put themselves forward for the position of CEO.

Commenting on Mark's intended departure, Mr. Tito Mboweni, Chairman of the Board of Directors, said: "I would like to thank Mark for five years of inspirational leadership, during which time he transformed the business. Mark led a significant operations and financial turnaround with industry-leading returns, and built a leadership team with outstanding breadth and depth. I am indebted to Mark for successfully navigating many difficult aspects of the global business and for setting the company up for long-term success."

Since the launch of AngloGold's new strategy under Mark at the beginning of 2008, safety has improved by some 70%, the hedge book has been eliminated and the balance sheet rebuilt, the operating performance of several key assets have been improved and key growth projects are scheduled to start production in the next 12 months. Earnings before interest, tax, depreciation and amortisation almost tripled over that time, outpacing gains in the gold price. Mark also initiated a comprehensive business improvement and people-focused intervention – Project One – which continues to drive stability and improved performance across the business.

AngloGold Ashanti's Board, its executive management team and employees would like to offer their heartfelt thanks to Mark for his significant contribution to the company and to wish him every success in his new role.

Commenting on his intended departure, Mark said: "It's been a privilege working with the Board and my colleagues to rebuild our operations and financial foundations and deliver industry-leading capital returns, whilst developing a project pipeline to deliver long-term sustainable value. But it's the focus on people, the rebuilding of the management team and their delivery of significant safety, environment and community development improvements, that will help AngloGold Ashanti prosper in the long term."

Backgrounds of Interim Co-Chief Executive Officers Srinivasan Venkatakrishnan and Tony O'Neill

Mr S Venkatakrishnan (Venkat)
BCom, ACA (ICAI)
Chief Financial Officer

Venkat joined AngloGold Ashanti on 1 July 2004, having been Chief Financial Officer at Ashanti Goldfields Company Limited (Ashanti) until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive, Risk and Information Integrity and Investment Committees and is invited to attend meetings of the Audit and Corporate Governance Committee. Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000. Venkat is a member of the audit committee of the World Gold Council and has recently been appointed to the Financial Reporting Investigation Panel, an advisory panel of the JSE.

Venkat led the team that eliminated a 12Moz hedge book at an attractive average price, generating significant value for the company. He was also the key executive behind rebuilding the balance sheet through a series of successful and innovative financings that included debt, convertible debt and equity. His efforts to secure an international investment grade rating for AngloGold Ashanti and then to successfully defend that rating after a wave of industrial unrest in South Africa, have helped AngloGold Ashanti retain a competitive cost of capital. As the lead executive on all M&A activity, he has successfully negotiated a series of acquisitions and disposals, including the $1bn sale of the Boddington stake to Newmont and the sale of Tau Lekoa to Simmer & Jack. (Acquisitions have largely been bolt-on in nature and value accretive.)

Mr AM O'Neill
BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development

Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. He is a mining engineer with an MBA from the University of Melbourne. His extensive career in mining, predominantly in the gold sector, has spanned almost 35 years, including his previous role as executive in charge of operations at Newcrest Mining and before that as the executive in charge of the gold business of Western Mining Corporation. Tony is a recognised global business and technical expert in the mining industry. He has led the strategy development and delivery of significant turnarounds in large, complex and geographically diverse mining businesses; capitalising on his deep understanding of the resources sector, its inputs, and conditions for success.

As Executive Vice President – Business & Technical Development for AngloGold Ashanti Ltd, Tony has had full accountability for a wide global portfolio ranging from Exploration, Innovation & Improvement, strategy, Mergers & Acquisitions, Asset Management, Business Knowledge & Information Technology, Supply Chain and Safety & Environment.

About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world's third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and one of the gold industry's most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in Colombia, Guinea and Australia, among others. AngloGold Ashanti employed 61,242 people, including contractors, in 2011 and produced 4.33Moz of gold, generating $6.6bn in gold income. Capital expenditure in 2011 amounted to $1.5bn. As at 31 December 2011, AngloGold Ashanti's Ore Reserve totalled 75.6Moz.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Media	**Tel:**	**E-mail:**
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company's prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 08, 2013

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary